SHARE PURCHASE AGREEMENT


         This Agreement is made this 28th day of January, 1993 between The Pioneer Group, Inc., a Delaware corporation ("PGI") and Pioneer Tax-Free State Series Trust, a Massachusetts business trust (the "Trust") on behalf of its series, Pioneer California Double Tax-Free Fund, Pioneer New York Triple Tax-Free Fund and Pioneer Massachusetts Double Tax-Free Fund (the "Series")..

         WHEREAS, the Trust wishes to sell and PGI wishes to purchase 10,000 shares of beneficial interest of each Series at a purchase price of $11.00 per share (the "Shares"); and

         WHEREAS, PGI is purchasing the Shares for the purpose of providing the initial capitalization of each Series of the Trust;

         NOW, THEREFORE, the parties hereto agree as follows:

         1. Simultaneously with the execution of this Agreement, PGI is delivering to the Trust, on behalf of the Series, a check in the amount of $330,000 in full payment for the Shares.

         2. PGI agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.


         Executed as of the date first set forth above.

                                   THE PIONEER GROUP, INC.



                                   /s/ John F. Cogan, Jr.
                                   John F. Cogan, Jr.
                                   President


                                   PIONEER TAX-FREE STATE SERIES TRUST



                                   /s/ Joseph P. Barri
                                   Joseph P. Barri
                                   Secretary